03010675

NO ACT
P.E 1-17-03
132-2347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2003

Jonathan P. Ferrando
Senior Vice President
General Counsel & Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Act 1934
Section 14A-8
Rule
Public Availability 3/5/2003

Re: AutoNation, Inc.
Incoming letter dated January 17, 2003

Dear Mr. Ferrando:

This is in response to your letters dated January 17, 2003 and March 4, 2003 concerning the shareholder proposal submitted to AutoNation by John Chevedden. We also have received a letter from the proponent dated January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

January 17, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by John Chevedden for Inclusion in the 2003 Proxy Materials of AutoNation, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the stockholder proposal and supporting statement submitted by Mr. John Chevedden (the "Proponent") from its proxy statement and form of proxy for its 2003 annual meeting of stockholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 8, 2003, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Initial Proposal, dated November 6, 2002, attached hereto as Exhibit A;

2) Letter from the Company to Proponent, dated November 18, 2002, informing Proponent of his eligibility deficiency, attached hereto as Exhibit B;

3) The Revised Proposal, dated November 19, 2002, attached hereto as Exhibit C;

AutoNation

4) Letter from Fidelity Investments, dated November 21, 2002, to Proponent regarding his ownership of Company securities, attached hereto as Exhibit D; and

5) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all Exhibits hereto, is notifying the Proponent of its intention to omit the Revised Proposal from the Proxy Materials.

Background

On November 6, 2002, the Company received the Initial Proposal from the Proponent. The Company's stock records, however, did not reveal the Proponent to be a registered holder of its securities, and the Proponent did not provide proof of eligibility from the record holder to verify his ownership of the requisite number of Company securities. Moreover, the Initial Proposal exceeded the 500 word limit imposed by Rule 14a-8(d). Accordingly, on November 18, 2002, the Company sent the Proponent a letter requesting that, pursuant to Rule 14a-8(b), (i) Proponent furnish to the Company verification from his bank or broker that Proponent has continuously held at least $2,000 in market value of the Company's securities for at least one year as of the date of the Initial Proposal; and (ii) Proponent revise the Initial Proposal so as not to exceed 500 words.

In reply to its request, the Company received on November 19, 2002, by facsimile from Proponent, the Revised Proposal of less than 500 words and, on November 21, 2002, a copy of a letter to the Proponent from Fidelity Investments, the record holder of Proponent's securities of the Company, dated November 21, 2002, indicating that the Proponent has continuously held 750 shares of common stock of the Company since August 1, 2001.

The Revised Proposal Has Been Substantially Implemented by the Company, and May Properly Be Omitted Under Rule 14a-8(i)(10), Due to the Adoption of a Policy by the Board of Directors of the Company that "The Board of Directors Will Not Adopt or Extend any Poison Pill Unless Such Adoption or Extension Has Been Submitted to a Shareholder Vote."

The Revised Proposal states: "This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

The Company currently does not have a poison pill (i.e., shareholder rights plan) in effect. Nevertheless, the Board of Directors of the Company (the "Board"), following consideration of the Revised Proposal and a recommendation by the Corporate Governance Committee of the Board, has adopted a policy on poison pills (the "Policy"). The Policy reads as follows: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

The Company, in light of the Board's adoption of the Policy, intends to omit the Revised Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) under the Exchange Act permits an issuer to exclude a proposal and supporting statement from its proxy materials if it has substantially implemented the proposal. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's actions in order for the stockholder's proposal to be excluded. *Exchange Act Release No. 20091* (August 16, 1983). As discussed below, the Division has consistently granted issuers reasonable latitude in substantially implementing stockholder proposals so as to permit exclusion pursuant to Rule 14a-8(i)(10).

The Policy, which effectively fully implements the Revised Proposal, is well within the boundaries defined by prior Division rulings wherein issuers were deemed to have substantially implemented stockholder proposals for purposes of Rule 14a-8(i)(10). In *Masco Corporation* (March 29, 1999) ("Masco"), the Division allowed Masco to exclude from its proxy materials pursuant to Rule 14a-8(i)(10) a stockholder proposal requesting that Masco's "Outside Directors" satisfy specific criteria set forth therein. Masco's board of directors subsequently adopted a resolution which included the independence criteria requested by the proponent. The Masco resolution, however, also granted the Outside Directors discretion to determine whether a material relationship existed which would disqualify any particular Outside Director under the applicable standard. In *Erie Indemnity Company* (March 15, 1999) ("Erie"), the issuer was permitted to exclude a stockholder proposal requesting that Erie amend its bylaws to indicate that gifts among Erie's directors are improper "benefits" within the meaning of Erie's conflict of interests policy. The stockholder proposal expressly exempted the making of and acceptance of gifts by family members of Erie's management and employees. Erie's board of directors subsequently adopted a bylaw amendment prohibiting its directors

AutoNation

and officers, and members of their immediate family, from accepting gifts of greater than nominal value from other directors and officers, employees and certain holders of greater than five percent (5%) of Erie stock. Contrary to the express provisions of the stockholder proposal, Erie's bylaw amendment (i) did not refer to its conflict of interests policy and (ii) prohibited immediate family members of its directors and officers from accepting gifts from affiliates.

Further, the Company's response to the Revised Proposal is almost identical to the approach taken by the issuer in *Longview Fibre Company* (October 21, 1999) ("Longview"), wherein Longview, subsequent to receipt of a stockholder proposal recommending its board of directors engage a nationally recognized investment banker to explore alternatives to enhance its value, engaged Merrill Lynch to perform "essentially the very study requested" in the proposal. On this basis, Longview was granted no-action relief by the Division to exclude the proposal. Similarly, in *AMR Corporation* (April 17, 2000) ("AMR"), the Division allowed the exclusion of a stockholder proposal submitted by the Proponent recommending that AMR's Audit, Nominating and Compensation Committees be comprised solely of independent directors where AMR's bylaws already required that these committees consist solely of independent directors.

The Policy presents a closer approximation of the Revised Proposal than did the issuer resolutions and bylaws deemed by the Division to satisfy Rule 14a-8(i)(10) in Masco and Erie. The Policy implements verbatim the shareholder vote requirement requested by the Proponent with respect to the future adoption or extension of a poison pill. Accordingly, the instant case is analogous to Longview and AMR. The Policy, then, in light of Masco, Erie, Longview and AMR, certainly meets the "substantially implemented" standard imposed by Rule 14a-8(i)(10).

The fact that the Policy does not address the redemption of any previously issued poison pill is not relevant to a determination of whether the Policy "substantially implements" the Revised Proposal because the Company does not currently have a rights plan in effect. As such, this portion of the Revised Proposal (requesting that the "Board of Directors redeem any poison pill previously issued (if applicable)...") is inapplicable to the Company; indeed, in drafting the Revised Proposal, the Proponent recognized that the redemption of a poison pill might not be applicable to certain companies to which he submitted his proposal.

AutoNation

Conclusion

The Company has substantially implemented the Revised Proposal by adopting the Policy, which provides that "[t]he Board of Directors will not adopt or extend a poison pill unless such adoption or extension has been submitted to a shareholder vote." As discussed above, the Division has consistently granted no-action relief under Rule 14a-8(i)(10) to issuers whose responses are less akin to the stockholder proposals they seek to exclude than the Policy is to the Revised Proposal. Moreover, Division precedent clearly supports the exclusion of stockholder proposals where the issuer policy or action is identical or virtually identical to that requested by the stockholder, as in the instant case. Therefore, the Company intends to omit the Proxy Materials pursuant to Rule 14a-8(i)(10).

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(i)(10). Because the Company believes that the Policy substantially implements the Revised Proposal pursuant to Rule 14a-8(i)(10), and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on additional bases for exclusion or modification of the Revised Proposal. However, if the Division disagrees with the Company's position in this letter or desires any additional information in support or explanation of its position, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide other Rule 14a-8(i) bases for exclusion or modification of the Revised Proposal, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,

Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

cc: Mr. John Chevedden

EXHIBIT A

INITIAL PROPOSAL

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. H. Wayne Huizenga
Chairman
AutoNation, Inc. (AN)
110 S.E. 6th Street
Ft. Lauderdale, FL 33301
Phone: (954) 769-6000
Fax: (954) 779-3884
Email: republicind@republicind.com

Dear Mr. Huizenga,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden 11-06-02
Shareholder

cc: Jonathan P. Ferrando
Corporate Secretary
FX: 954/769-6340
PH: 954/769-7224

3 – Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that the challenges faced by our company in the past year demonstrate a need for shareholders to have an independent input on any poison pill considered by our company.

Challenges include:

1) An IRS bill of $500 million.
2) Up to $400 million of the bill would need to be paid up front to the IRS.
3) Merrill Lynch lowered its rating of our stock in October 2002 and the price fell 13% to a 52-week low.
4) In "Addicted to Acquisitions," *Business Week*, on Oct. 14, 2002 said AutoNation was one of several companies which bought more than 100 companies between June 1995 and August 2001. "All badly lagged their peers' returns."

Additionally our directors, who have a primary duty to us as shareholders to monitor our management consisted of:

1) Three employees
2) One former employee
3) One director who was linked with providing legal services for our company and he was on the key audit committee
4) One director who was linked with providing consulting for our company
5) Two directors who had interlocks with each other and one of these directors was on the key compensation and nominating committee. (Source for above 5 items: AutoNation 2002 proxy statement)

This pattern of a lack of independence by our directors is an additional factor to consider when determining the issues that shareholders have a right to vote on.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit and allow shareholders a vote on this key issue.

Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

EXHIBIT B

DEFICIENCY NOTICE

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

November 18, 2002

VIA TELECOPY (310/371-7872)
AND OVERNIGHT COURIER

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Stockholder Proposal dated November 6, 2002

Dear Mr. Chevedden:

I received your letter dated November 6, 2002 addressed to Mr. H. Wayne Huizenga, Chairman of AutoNation, Inc. (the "Company"), in which you submitted a stockholder proposal (the "Proposal") to the Company for inclusion in the Company's proxy materials for its Annual Meeting of Stockholders to be held in 2003 (the "2003 Annual Meeting"). Your letter states that your proposal is being submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

This letter will serve to notify you that your proposal fails to satisfy certain of the eligibility and procedural requirements contained in Rule 14a-8. First, our records indicate that you are not a registered stockholder of the Company. Under Rule 14a-8(b), you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2003 Annual Meeting for at least one year by the date you submitted the Proposal (November 6, 2002). To prove your eligibility, you must do one of the following:

(i) submit to the Company a written statement from the record holder of your securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

AutoNation

Mr. John Chevedden
November 18, 2002
Page 2

(ii) provide the Company with a Schedule 13D, Schedule 13G, Form 4 or Form 5 which demonstrates your ownership as of or before the date on which the one-year eligibility period begins, along with a statement that you have continuously owned the requisite number of securities for the one-year period as of the date of the statement.

Second, the Proposal exceeds the five hundred (500) word limit set for stockholder proposals in Rule 14a-8(d). In order for the Proposal to be included in the Company's proxy materials for the 2003 Annual Meeting, the length of the Proposal must be reduced so as to contain not more than five hundred (500) words (including any titles and headings therein) and such revised Proposal must be resubmitted to the Company.

Please be advised that if you desire to correct these deficiencies in your proposal, you must do so in a written response to the Company that is postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

Please note that, even if you cure the procedural deficiencies of your proposal under Rule 14a-8, the Company believes that your proposal may be excluded on substantive grounds pursuant to Rule 14a-8(i), or may require certain modifications, and hereby reserves its right to exclude your proposal or request its modification by filing a submission with the Securities Exchange Commission pursuant to Rule 14a-8(j).

Please do not hesitate to call me with any questions regarding the foregoing. I would also be happy to discuss your proposal at any time.

Sincerely,

Jonathan P. Ferrando

cc: H. Wayne Huizenga
Michael J. Jackson

EXHIBIT C

REVISED PROPOSAL

3 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (taking into account whether a company had a poison pill) was positively related to company value. This study reviewed corporate governance for 1,500 companies from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk.

Since the 1980s Fidelity, an $800 billion mutual fund giant, has withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that challenges faced by our company in the past year make it advantageous for shareholders to have a greater voting input.

Challenges include:

1) An IRS bill of $500 million.
2) Up to $400 million of the bill may need to be paid up front.
3) Merrill Lynch lowered our stock rating and the price fell 13% to a 52-week low in October 2002.
4) In "Addicted to Acquisitions," *Business Week*, on Oct. 14, 2002 said AutoNation was one of several companies which bought more than 100 companies between June 1995 and August 2001 and "All badly lagged their peers' returns."

Additionally our directors, who have a primary duty to monitor our management, consisted of:

1) Three employees
2) One former employee
3) One director linked to providing legal services for our company. He was also on the key audit committee
4) One director linked to consulting for our company
5) Two directors with interlocks to each other. One of these directors was also on the key compensation/nominating committee.

This pattern of minimal director independence is an additional factor to consider when determining the issues open to a shareholder vote.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

November 21, 2002

EXHIBIT D

FIDELITY LETTER

Fidelity Investments

PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

November 21, 2002

Mr. John R. Chevedden
2215 Nelson Avenue, Apartment 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his position in Autonation, Incorporated, symbol AN at Fidelity Investments.

I can confirm that John Chevedden currently holds 750 shares of AN, and that he has continuously held those shares since August 1, 2001, with no withdrawals.

I hope that this information is helpful. Please call me if you have any additional questions at 800-854-2826, extension 7726.

Sincerely,

John Stiles
Priority Service Specialist

Our file: W004177-21NOV02

AN

Post-it® Fax Note 7671	Date 11-21-02 # of pages ▸ 3
To Mr. H. Wayne Huizenga	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310/371-7872
Fax # 954/627-5050, 769-6340	Fax #

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

AutoNation Inc. (AN)
Investor Response to Company No Action Request
Established Topic: Poison Pill

Ladies and Gentlemen:

This letter addresses the company no action request to suppress an established corporate governance proposal on grounds of substantially implemented.

The company provides no evidence of substantially implemented. The company minimally provides one sentence of purported text, yet does not claim that this is the entire text. The purported company "Policy" also has no title. Companies have made a practice of adopting policies in one sentence and then creating exceptions in subsequent sentences.

The company policy could be titled the "No" policy or the "Sham" policy because there is no evidence of the policy, for example:

No meeting minutes
No shareholder notice
No filing notice with the Securities and Exchange Commission for this purported "Policy" or stated intention to do so

The company provides no precedent that the Office of Chief Counsel typically makes substantially implemented determinations based no evidence whatsoever.

Furthermore the company provides no key information on the policy, for example:

No date of approval by the Corporate Governance Committee
No date of adoption by the Board
No effectivity date

Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

The Masco case is in regard to meeting an independence criteria which could require a period of time to implement as directors typically join and leave the board and relinquish their non-directorial links to the company gradually. The company provides no basis that this topic would require a similar amount of time. It appears that the Masco case involves greater complexity than this proposal and this may explain the indulgence granted to Masco.

Shareholder Vote is a Key Part of the Proposal

The proposal states:
"This is to recommend that our Board of Directors redeem any poison pill issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Additionally there is nothing in the purported company policy (for which there is no evidence that it actually exists) to prevent the purported policy from a reversal in 3 months without a shareholder vote. It can probably be revered with a conference call.

The company may be attempting to set a precedent that this established proposal topic can be suppressed by a circular policy that rotates in a purported poison pill policy with no evidence any year in which a related shareholder proposal topic is submitted. And then rotates out this purported policy three months later if it was actually was adopted in the first place.

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions are insufficient grounds for a no action determination.

Sincerely,

John Chevedden
Shareholder

cc:
H. Wayne Huizenga
Chairman

3 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (taking into account whether a company had a poison pill) was positively related to company value. This study reviewed corporate governance for 1,500 companies from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk.

Since the 1980s Fidelity, an $800 billion mutual fund giant, has withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

Challenges Faced by our Company

Shareholders believe that challenges faced by our company in the past year make it advantageous for shareholders to have a greater voting input.
Challenges include:

1) An IRS bill of $500 million.
2) Up to $400 million of the bill may need to be paid up front.
3) Merrill Lynch lowered our stock rating and the price fell 13% to a 52-week low in October 2002.
4) In "Addicted to Acquisitions," *Business Week*, on Oct. 14, 2002 said AutoNation was one of several companies which bought more than 100 companies between June 1995 and August 2001 and "All badly lagged their peers' returns."

Additionally our directors, who have a primary duty to monitor our management, consisted of:

1) Three employees
2) One former employee
3) One director linked to providing legal services for our company. He was also on the key audit committee
4) One director linked to consulting for our company
5) Two directors with interlocks to each other. One of these directors was also on the key compensation/nominating committee.

This pattern of minimal director independence is an additional factor to consider when determining the issues open to a shareholder vote.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

March 4, 2003

RECEIVED
2003 MAR -5 PM 3:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA TELECOPY: (202) 942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal (the "Proposal") Submitted by John Chevedden (the "Proponent") for Inclusion in the 2003 Proxy Materials of AutoNation, Inc. (the "Company")

Dear Ladies and Gentlemen:

This letter responds to Proponent's objections to the Company's no-action request (the "Original Request") filed with the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") on January 17, 2003, as set forth in Proponent's letter filed with the Division on February 12, 2003 (the "Objection Letter").

In response to Proponent's objections that certain information was not included in the Original Request regarding the approval and effectiveness of the Company's policy (the "Policy") on poison pills (i.e., shareholder rights plans), the undersigned hereby advises the Division that the Board of Directors of the Company (the "Board") adopted the Policy on January 14, 2003, effective immediately. The Policy, in its entirety, reads as quoted in the Original Request, i.e., "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." Attached hereto as Exhibit A is a Certificate of the Company's Secretary memorializing the adoption of the Policy by the Board.

The Board adopted the Policy on January 14, 2003 in the good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law. The Board's adoption of the Policy followed consideration of the Proposal by the Special Committee of the Board of Directors, which had been appointed during 2002 to consider corporate governance issues facing the Company, and the Corporate Governance Committee of the Board. On December 13, 2002, the Special

Committee met and considered the Proposal and recommended that the Board authorize the Corporate Governance Committee to consider whether the adoption of a policy concerning poison pills would be in the best interest of the Company and its shareholders. On December 18, 2002, the Board met and considered the Proposal and authorized the Corporate Governance Committee to consider the advisability of adopting a poison pill policy and, if deemed to be in the best interests of the Company and its shareholders, to adopt a poison pill policy along certain guidelines provided by the Board. On January 13, 2003, the Corporate Governance Committee met, considered the Proposal, approved the Policy and recommended that the Board approve and adopt the Policy.

While the consideration of the Proposal by the Board, the Special Committee and the Corporate Governance Committee was deliberate, the underlying issue was certainly not a matter of first impression to the Company. In fact, the Board, in the course of consideration of corporate governance matters prior to receipt of the Proposal, had specifically discussed the advisability of adopting a shareholder rights plan and had determined that, as of the time of such consideration, the adoption of such a plan was not advisable. Adoption of the Policy was a logical extension of those deliberations.

The Proponent further objects to the Original Request because, among other things, (i) the Board did not notify Company stockholders or the Commission of its adoption of the Policy and (ii) the Original Request did not include minutes of the Board meeting at which the Policy was adopted. First, under applicable Commission rules, the Board's adoption of the Policy does not require stockholder notice or any notice to or filing with the Commission. Second, contrary to Proponent's assertion in the Objection Letter, the Division has consistently accepted issuers' representations as sufficient grounds for granting no-action relief pursuant to Rule 14a-8(i)(10). In each of *Longview Fibre Company* (October 21, 1999) ("Longview"), *Masco Corporation* (March 29, 1999) ("Masco") and *Erie Indemnity Company* (March 15, 1999) ("Erie"), the Division granted no-action relief pursuant to Rule 14a-8(i)(10) based solely upon the issuers' representations without requiring additional evidence of the issuers' actions that substantially implemented a stockholder proposal. Although Erie and Masco each submitted supplemental letters to the Division regarding the dates of such action, their initial no-action requests, unlike the Original Request, were submitted prior to taking such action. Nonetheless, the Company stands ready to provide additional evidence of the Board's adoption of the Policy if requested by the Division.

Finally, the Proponent objects to the Original Request on the basis that the Policy may be revoked in the future without a vote of the Company's stockholders. However, the Objection Letter does not provide any precedent or support for

Proponent's implication that the Division is precluded from finding "substantial implementation" of the Proposal as a result of the Policy being subject to future revocation by the Board. The Policy has not been revoked or changed in any manner by the Board since its adoption and the Board has no current plan to revoke or change the Policy. The revocability of the Policy is consistent with other Company policies and the well-settled principal of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise of its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its shareholders. Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

Thank you for your consideration of our request. The Company stands ready to provide additional evidence in support or explanation of its position herein and in the Original Request as may be required by the Division. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,

Jonathan P. Ferrando
Senior Vice President, General Counsel and Secretary

Attachment

cc: Mr. John Chevedden

Exhibit A

CERTIFICATE OF SECRETARY

OF

AUTONATION, INC.

I, Jonathan P. Ferrando, Secretary of AutoNation, Inc., a Delaware corporation (the "Company"), hereby certify that the following is a true and complete copy of the resolution duly adopted by the Company's Board of Directors by unanimous written consent on January 14, 2003, and that said resolution is in full force and effect in all respects.

RESOLVED, that, as recommended by the Corporate Governance Committee, the Board hereby approves and adopts the following policy:

> The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

IN WITNESS WHEREOF, the undersigned has executed this Secretary's Certificate as of the 4th day of March, 2003.

Jonathan P. Ferrando
Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AutoNation, Inc.
Incoming letter dated January 17, 2003

The proposal recommends that the board "redeem any poison pill previously issued
(if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

There appears to be some basis for your view that AutoNation may exclude the proposal from its proxy materials under rule 14a-8(i)(10) as substantially implemented. We note AutoNation's representation that it does not have a current rights plan in place and that the board has adopted a policy that requires a shareholder vote in order to adopt or extend a rights plan. Accordingly, we will not recommend enforcement action to the Commission if AutoNation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor